# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Merlin, Inc., CIK 0002028707
CUSIP: 590106100
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 129 South Street, Boston, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002031321

## Reporting persons
- Bleichroeder Sponsor 1 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Andrew Gundlach: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
  Comment: Consists of 100,000 shares held by Bleichroeder LP in an investment management account for the benefit of a third party. Mr. Gundlach is President and Chief Executive Officer of Bleichroeder LP and has voting and investment control over the securities held directly by Bleichroeder LP. As such, Mr. Gundlach may be deemed to have beneficial ownership of such securities. Mr. Gundlach disclaims any beneficial ownership of the securities held of record by Bleichroeder LP other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
- Michel Combes: type of reporting person: individual (IN); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 1,143,333; sole dispositive power 0; shared dispositive power 1,143,333; aggregate amount beneficially owned 1,143,333 (1.13% of the class)
  Comment: Consists of shares held by MC Advisory L.L.C-FZ, an entity formed in Dubai ("MC Advisory"). Mr. Combes is the manager of MC Advisory and has voting and investment discretion with respect to the Common Stock held of record by MC Advisory. As such, Mr. Combes may be deemed to have beneficial ownership of the securities held of record by MC Advisory. Mr. Combes disclaims any beneficial ownership of the securities held of record by MC Advisory other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 1. Issuer
Name of issuer: Merlin, Inc.
Address of issuer's principal executive offices: 129 South Street Boston, MA 02111

## Item 2. Person Filing
Name of person filing: Bleichroeder Sponsor 1 LLC (the "Sponsor"), Andrew Gundlach, and Michel Combes (collectively, the "Reporting Persons") are filing this Amendment No. 2 on Schedule 13G which amends the Schedule 13G originally filed by the Reporting Persons on March 24, 2026, as amended on August 14, 2026. The Reporting Persons previously filed a Schedule 13D on November 12, 2024 (the "Schedule 13D") with respect to the Class A ordinary shares of the Issuer (which was formerly known as Inflection Point Acquisition Corp. IV or "Inflection Point"). In connection with the closing (the "Closing") of the business combination (the "Business Combination") between the Issuer and Merlin Labs, Inc., the securities of Inflection Point held by the Sponsor became shares of the Issuer's common stock (the "Common Stock") and the Reporting Persons became eligible to report on Schedule 13G pursuant to Rule 13d-1(c).
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 1345 Avenue of the Americas, Floor 47, New York, NY 10105
Citizenship: The Sponsor is a Delaware limited liability company. Mr. Gundlach is a citizen of the United States. Mr. Combes is a citizen of France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See the response to row 9 of the Cover Page for each Reporting Person. With respect to the Sponsor, MC Advisory L.L.C.-FZ, an entity formed in Dubai (of which Mr. Combes, is the manager) ("MC Advisory"), as well as Mr. Gundlach, are the managing members of the Sponsor and hold voting and investment discretion with respect to the Common Stock held of record by the Sponsor. As such, each of Mr. Combes and Mr. Gundlach may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Each of Mr. Combes and Mr. Gundlach disclaims any beneficial ownership of the securities held of record by the Sponsor other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

With respect to Mr. Gundlach, consists of 100,000 shares held by Bleichroeder LP in an investment management account for the benefit of a third party. Mr. Gundlach is President and Chief Executive Officer of Bleichroeder LP and has voting and investment control over the securities held directly by Bleichroeder LP. As such, Mr. Gundlach may be deemed to have beneficial ownership of such securities. Mr. Gundlach disclaims any beneficial ownership of the securities held of record by Bleichroeder LP other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

With respect to Mr. Combes, consists of shares held by MC Advisory. Mr. Combes is the manager of MC Advisory and has voting and investment discretion with respect to the Common Stock held of record by MC Advisory. As such, Mr. Combes may be deemed to have beneficial ownership of the securities held of record by MC Advisory. Mr. Combes disclaims any beneficial ownership of the securities held of record by MC Advisory other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Subsequent to September 30, 2026, but prior to the filing of this Amendment No. 2 to Schedule 13G, on October 14, 2026, MC Advisory sold all 1,143,333 shares held by it. Following such sale, Mr. Combes's beneficial ownership percentage was 0.00%.
Percent of class: See response to row 11 on the cover page. Percentage ownership was based on 101,067,784 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026.
Sole power to vote or to direct the vote: See response to row 5 on the cover page.
Shared power to vote or to direct the vote: See response to row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bleichroeder Sponsor 1 LLC: /s/ Andrew Gundlach, Andrew Gundlach, Managing Member (11/10/2026)
- Andrew Gundlach: /s/ Andrew Gundlach, Andrew Gundlach (11/10/2026)
- Michel Combes: /s/ Michel Combes, Michel Combes (11/10/2026)